

January 30, 2012

Via Email
Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

      Re: **Wintrust Financial Corporation**
                Form 10-K for the Year Ended December 31, 2010
                Filed March 1, 2011
                Response dated December 20, 2011
                File No. 001-35077

Dear Mr. Wehmer:

      We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note (23) Fair Value of Financial Instruments, page 133

1. We note from your response to comment 1 from our letter dated December 1, 2011 that you obtain an independent auditor's report for your outside service provider regarding its controls over the valuation of securities that you classify in Level 2 of the fair value hierarchy.

- Please explain the time period to which the report relates and how you update your understanding of controls at interim periods and any periods in the year not covered by the report.
- Please clarify whether the independent auditor's report relates to all types of securities disclosed by you in Level 2 of the fair value hierarchy or whether it only relates to certain security types or small sub-groups of those types.
- Please also clarify whether the report contains an opinion on the operating effectiveness of the service provider's controls. It appears from your response that the report may only state that the controls are in place.

2. We note from your response to comment 3 from our letter dated December 1, 2011 that you are supplementing your internal procedures during the fourth quarter to include additional procedures on a quarterly basis. While noting your increased level of controls in this area, we remind you of the requirements to 1) maintain a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and 2) maintain accurate and reasonably detailed books and records.

3. We note from your response to comment 7 from our letter dated December 1, 2011 that you believe the outside provider only uses inputs consistent with those used by market participants. Please consider revising future disclosures to further explain whether and when you use quotes from market makers when the standard market inputs are not available.

      You may contact David Irving at (202) 551-3321 or John P. Nolan at (202) 551-3492 if you have any questions.


Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant


cc.   <u>Via Email</u>
      Ms. Lisa J. Reategui